Exhibit 99.1

J-Star Holding Subsidiary Receives Central Bank of Taiwan Authorization to initiate $60 Million Sovereign-Backed Financing Framework through designated banks for U.S. Solid-State Battery Expansion ($122.5 Million Project)

Funding framework supports development of a US$122.5 million advanced battery manufacturing facility in Baytown, Texas under YMA(TX) INC.

Taichung City, Taiwan – May 26, 2026 -- J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), today announced that its subsidiary YMA Corporation has received formal authorization from the Central Bank of Taiwan to initiate under the Sovereign-Backed financing framework for the Company’s strategic U.S. infrastructure expansion initiative under YMA(TX) INC.

Pursuant to the formal authorization from Central Bank of Taiwan, the Company is preparing to select a designated domestic banking institution to proceed with the formal application process for a $60 million U.S. dollar loan facility. The financing is intended to support the development of a 100MWh solid-state battery (“SSB”) manufacturing line in Baytown, Texas, within the Greater Houston industrial corridor.

The planned manufacturing facility will operate under YMA(TX) INC. and represents a total projected infrastructure investment of approximately US$122.5 million.

Project Overview

●	Project Anchor: Construction and deployment of a 100MWh solid-state battery manufacturing line in Baytown, Houston, Texas
●	Operating Entity: YMA(TX) INC.
●	Total Facility Value: US$122,500,000
●	Central Bank Financing Allocation: US$60,000,000
●	Financing Structure: U.S. currency loan facility authorized under Central Bank of Taiwan regulatory guidelines for strategic overseas infrastructure investment and advanced manufacturing expansion

Under the administrative framework outlined by the Central Bank of Taiwan, the Company’s selected domestic designated bank will initiate the formal submission process., to Central Bank of Taiwan for the U.S. currency loan release and subsequent cross-border remittance to YMA(TX) INC.

“Receiving formal authorization with respect to this financing framework marks an important milestone in executing our long-term U.S. expansion strategy,” said Jonathan Chiang, CEO and Chairman of J-Star Holding. “The planned Baytown facility is designed to establish a highly automated solid-state battery manufacturing platform capable of supporting critical domestic sourcing initiatives across aerospace, commercial drone, and electric vehicle markets. We believe this project positions YMA(TX) INC. to become an important part of a resilient North American advanced energy supply chain while reinforcing our commitment to scalable, high-tech manufacturing infrastructure in the United States.”

The Company’s management team is currently finalizing bank selection criteria and coordinating with financial and regulatory stakeholders to advance the financing process. J-Star expects to continue providing material updates through future SEC filings and Nasdaq disclosures as additional milestones are achieved.

About J-Star

J-Star Holding Co., Ltd. (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. Visit j-starholding.com and ymacorp.com to learn more.

Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com